Filed by DIRECTV pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company:  DIRECTV

Commission File No.:  001-34554

The following communication was made available to DIRECTV employees on DIRECTV’s internal website:

DIRECTV Employee Frequently Asked Questions

We understand that you have a lot of questions about this announcement and what it means for you, your team, and DIRECTV as a whole. It’s still very early in the process, and many details have yet to be decided. Rest assured that we’ll provide updates throughout this process.

Please remember that we remain independent companies, and it’s business as usual until the transaction closes. There is no immediate change to our operations or how we go about our business. Stay focused on your responsibilities, serving our customers and delivering the highest level of performance.

Stay tuned for more updates as the transaction progresses.

General Questions about the Transaction

1.	What was announced?
•	On Sunday, May 18, DIRECTV and AT&T announced that they are combining to create a leading provider of content across mobile, video, and broadband platforms in a stock-and-cash transaction.

2.	What is the structure of the transaction and when will it close? What approvals are required?
•	AT&T will acquire DIRECTV in a stock-and-cash transaction for $95 per share, comprised of $28.50 per share in cash and $66.50 per share in AT&T stock.
•	Upon closing, DIRECTV shareholders will own between 14.5% and 15.8% of AT&T shares on a fully-diluted basis based on the number of shares outstanding today.
•	The merger is subject to approval by DIRECTV shareholders and review by the U.S. Federal Communications Commission, U.S. Department of Justice, a few U.S. states and some Latin American countries.
•	The transaction is expected to close within approximately 12 months.

3.	Why is DIRECTV combining with AT&T? How will this benefit our company?
•	This combination significantly enhances the long-term competitiveness of both DIRECTV and AT&T.
•	Together, DIRECTV and AT&T will be well-positioned to realize substantial incremental growth by offering consumers competitive and innovative broadband, video and mobile services.
•	The combined company will cover 70 million customer locations and be a stronger competitive alternative to cable with a better customer experience.
•	Furthermore, it will be well-positioned to meet the evolving video and broadband needs of the 21st century marketplace.

4.	How do the cultures of the two companies compare?
•	As a long time strategic partner, we know AT&T well—and they recognize that our employees are our most important asset.
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We share very similar cultural priorities. We have a similar dedication to innovation and customer service, as well as investing in our people.  We both place a high emphasis on teamwork, collaboration and trust. Corporate Social Responsibility and diversity  & inclusion in the workplace are extremely important to both companies.

•	Furthermore, AT&T has a proven track record of successful company integrations, and as a result, we expect a smooth and successful integration process.

How Will This Affect Me As an Employee?

5.	How will this impact me and my job? How will this affect my responsibilities on a day-to-day basis? What can I expect in the interim before the transaction closes?
•	AT&T recognizes the key to DIRECTV’s success is our diversely talented team of employees.
•	Together, we will have the opportunity to execute our strategy on a larger scale and strengthened platform, while taking advantage of the key capabilities and talent of each company.
•	As with any transaction of this size, we expect there will be some overlap in job functions.
•	While it is difficult to predict any outcomes at this time, we are committed to keeping employees informed and treating all employees with respect and dignity throughout this process.
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However, until the transaction closes, we remain separate companies. There should be no change to our operations or how we go about our business, so stay focused on your responsibilities, serving our customers and delivering the highest level of performance.

•	We have an agreement with AT&T on continuing substantially comparable pay and benefits (in the aggregate) through December 31, 2016 (assuming the transaction closes in 2015).

6.	How will this impact our work locations?
•	DIRECTV will continue to be headquartered in El Segundo, CA.
•	Decisions regarding other work locations have yet to be made, but in the meantime, stay focused on your responsibilities, serving our customers and delivering the highest level of performance.
•	We will provide you with more details as they are available.

7.	Will there be changes to benefits and compensation?
•	Until the transaction closes, we continue to operate as independent companies, so no immediate changes to your compensation or benefits will take place as a result of this announcement.
•	For example, current benefits you’ve elected in 2014 remain in place, and we will have our usual open enrollment for 2015 during the standard timeframe later this year.

•	We have an agreement with AT&T on continuing substantially comparable pay and benefits (in the aggregate) through December 31, 2016 (assuming the transaction closes in 2015).
•	If and when changes are made, they will be communicated to employees well in advance of those changes.

8.	What will happen to my shares in DIRECTV?
•	When the transaction closes, DIRECTV stockholders will receive $95.00 per share under the terms of the merger, comprised of $28.50 per share in cash and $66.50 per share in AT&T stock.
•	If AT&T stock price at closing is between $34.90 and $38.58, DIRECTV shareholders will receive a number of shares between 1.724 and 1.905, equal to $66.50 in value.
•	Holders of DIRECTV equity awards will have their awards converted into equity awards in AT&T at the close of the transaction. You will receive further information in the coming weeks.

How Will This Affect DIRECTV’s Organization Structure?

9.	How is DIRECTV going to be integrated within the combined company? What will Mike White’s role be?
•	Details regarding the organization of the combined company will be provided by closing.
•	Mike’s focus is on executing DIRECTV’s operating plan, leading the company through the necessary approvals process and working towards a successful integration.
•	His priority is to act in the best interests of the company, the employees and the shareholders, ensuring that all stakeholders are informed throughout this process.

10.	Will the DIRECTV leadership team remain in place?
•	Until this transaction closes, our management team remains focused on executing on DIRECTV’s operating plan and on successfully completing this transaction.
•	Details regarding the structure of the combined company, including leadership, will be provided by closing.

11.	Is my reporting structure impacted by this announcement? Will my supervisor change?
•	Until the transaction closes, we will continue to operate as separate companies, so there will be no immediate effect on our operations or how we at DIRECTV go about our business.
•	It is business as usual, so stay focused on your responsibilities serving our customers and delivering the highest level of performance.

How Will This Affect External Stakeholders?

12.	How will this affect our customers and product offerings?

•	We will continue to provide our customers with an exceptional customer experience and a premium video entertainment experience.

•	Until the transaction closes, we will continue to operate as separate companies and this announcement should have no effect on our operations or how we at DIRECTV go about our business.

13.	What should I say if contacted by people outside the company?
•	If you are contacted by the media or if you encounter any external inquiries, please immediately forward any questions you may receive to Jade Ekstedt at (310) 964-3429 or jlekstedt@directv.com.
•	If you receive questions from non-media persons (friends, relatives, DIRECTV customers), feel free to refer them to directv.com to find more information. You may also provide them with these details:
o
Until the transaction closes, we’re still operating as separate companies, and are still committed to providing exceptional customer experience and the best video entertainment experience in the world.

o	This combination significantly enhances the long-term competitiveness of both DIRECTV and AT&T.
o	Together, DIRECTV and AT&T will be well-positioned to realize substantial incremental growth by offering consumers competitive and innovative broadband, video and mobile services.
o	The combined company will cover 70 million customer locations and be a stronger competitive alternative to cable with a better customer experience.
o	Furthermore, it will be well-positioned to meet the evolving video and broadband needs of the 21st century marketplace.

Additional Resources

14.	How can I learn more about AT&T?
•	AT&T’s website, www.about.att.com is a great place to learn more about the company and its mission, management team, financial statements, latest news and more.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between DIRECTV and AT&T, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of DIRECTV and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in DIRECTV’s and AT&T’s filings with the Securities and Exchange Commission. Neither DIRECTV nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between DIRECTV and AT&T.  In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about DIRECTV and AT&T, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s website at http://www.directv.com.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s website at http://www.att.com.

Participants in Solicitation

DIRECTV and its directors and executive officers, and AT&T and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.